Filed Pursuant to Rule 433

Registration Statement No. 333-163075-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated:  December 2, 2009

Issuer:	South Carolina Electric & Gas Company

Name of Securities:	First Mortgage Bonds, 5.50% Series due December 15, 2039

Size:	$150,000,000

Expected Ratings:

Moody’s: A3 (negative outlook); S&P: A- (stable outlook); Fitch: A (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Maturity:	December 15, 2039

Coupon (Interest Rate):	5.50%

Yield to Maturity:	5.554%

Spread to Benchmark Treasury:	+130 basis points (1.30%)

Benchmark Treasury:	4.5% due August 15, 2039

Benchmark Treasury Price and Yield:	104-4/4.254%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2010

Redemption Provision:	Make whole call at Adjusted Treasury Rate +20 basis points (0.20%)

Underwriters’ Discount or Commission:	.875%

Net Proceeds to Issuer:	$147,508,500, plus accrued interest from December 9, 2009

Price to Public:	99.214%, plus accrued interest from December 9, 2009

Settlement Date:	December 9, 2009 (T+5)

Denominations:	$1,000 x $1,000

CUSIP:	837004 CD0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Credit Suisse Securities (USA) LLC —	1-800-221-1037 (toll free)

UBS Securities LLC —	1-877-827-6444, ext. 561 3884 (toll free)

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